EXHIBIT 3.4

A0666763

ENDORSED - FILED
In the office of the Secretary of State
of the State of California

SEP 20 2007

CERTIFICATE OF AMENDMENT

OF

ARTICLES OF INCORPORATION

OF

ECOGATE, INC.

The undersigned certify that:

1. They are the president and the secretary, respectively of ECOGATE, Inc., a California corporation.

2. Article 4 of the Articles of Incorporation of this corporation is amended to read as follows:

The Corporation shall have the authority to issue 320,000,000 share of capital Stock. The Corporation is authorized to issue 300,000,000 share of Common Stock, no par value and 20,000,000 shares of Preferred Stock, no par value.

The Preferred Stock may be issued from time to time in series as determined by the Board of Directors. The Board of Directors is authorized to fix the number of shares, determine the designation or alter the rights. Preferences, privileges and restrictions granted to or imposed upon any wholly unissued series of Preferred Stock.

3. The foregoing amendment of Articles of Incorporation has been duly approved by the board of directors.

4. The foregoing amendment of Articles of Incorporation has been duly approved by the required vote of shareholders in accordance with Section 902, California Corporations Code. The total number of outstanding shares of the corporation is 74,399,980. The number of shares voting in favor of the amendment equaled or exceeded the vote required. The percentage vote required was more than 50%.

We further declare under penalty of perjury under the laws of the State of California that the matters set forth in this certificate are true and correct of our own knowledge.

DATE: September 20, 2007

/S/ ALES LITOMISKY
Ales Litomisky, President
/S/ JOHN HOLT SMITH
John Holt Smith, Secretary